THE NEXT BIG STEP IN AFRICA

London, 1 April 2004 - Randgold Resources (LSE:RRS) (Nasdaq:GOLD) is maintaining its strong focus on organic growth while at the same time pursuing opportunities for acquiring selected million-ounce-plus gold projects in the world through partnerships or acquisitions, says chief executive Dr Mark Bristow.

In the annual report for 2003, published today, Bristow notes that the company is actively engaged in identifying and developing further value-creation resource opportunities and has again extended the size and scope of its operational footprint, which now extends from the west coast of Africa to the east.

"The gold industry requires careful management of its ups and downs: it has to focus on generating new growth opportunities in the good times, and concentrate on the production of tangible value when the going gets tough. This means that it is essential for a resource company like ours to have an integrated
portfolio......a broad base of embryonic projects supporting a production pinnacle," says Bristow.

Highlights of 2003 included another strong profit performance; the decision to proceed with the development of the Loulo project in Mali; the inclusion of
Randgold Resources in the FTSE 250 index and its ranking as the strongest performer in terms of Total Shareholder Return; and a robust balance sheet.

"We posted a net profit of US$47.5 million for the year and we increased our cash by almost the same amount - US$46 million. We have grown our cash from
US$11 million in 2001 to more than US$100 million at present, and over the same period we have paid down debt from almost US$60 million to under US$10 million.
It is worth noting that this has been achieved primarily through the generation of profits from our operations, and not by tapping the market with rights issues," Bristow said.

Also in the annual report, chairman Roger Kebble said that given Randgold
Resources' sustained exploration programmes during the slump in the gold market, investors could look forward to sharing the upside of the company now that gold has returned to the fore as a major investment medium.

The Randgold Resources' board had also decided to clear the way for the payment of dividends by expunging accumulated losses through the share premium account.
The once-off reconstitution of the balance sheet is still subject to shareholder and Jersey Court sanction.

RANDGOLD RESOURCES ENQUIRIES:
Chief Executive    Financial Director   Investor & Media Relations
Dr Mark Bristow    Roger Williams       Kathy du Plessis
+44 779 775 2288   +44 779 771 9660     +27 11 728 4701
                                        Cell: +27 (0) 83 266 5847
                                        randgoldresources@dpapr.com

BACKGROUND ON RANDGOLD RESOURCES:
Randgold Resources (LSE:RRS) (Nasdaq:GOLD) is an international gold mining and exploration business focused in Africa, incorporated in the Channel Islands in
1995 and listed on the London Stock Exchange in 1997 and Nasdaq in 2002.

On 22 September 2003, Randgold Resources was accepted as a member of the FTSE
250 Index.

It has to date discovered the 7 million ounce Morila deposit in southern Mali, the plus 2 million ounce Yalea deposit in western Mali and the 3 million ounce
Tongon deposit in Cote d'Ivoire.

The Company successfully developed the Morila deposit into one of the world' s largest and highest-margin gold mines, which since it commenced production in
October 2000 has produced just over 2.5 million ounces at a total cash cost of approximately US$90 per ounce. The Company has commenced the development of a new mine at Loulo, with the open-pit operation scheduled to commence in July
2005. Feasibility study work on the underground potential to extend the life of the operation is continuing.

Randgold Resources has a prefeasibility project at Tongon in Cote d'Ivoire and a portfolio of prospective exploration projects in Mali, Cote d'Ivoire, Senegal and Tanzania.

Full information on the company is available on the website at
www.randgoldresources.com
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DISCLAIMER:
Statements made in this document with respect to Randgold Resources' current plans, estimates, strategies and beliefs and other statements that are not historical facts are forward-looking statements about the future performance of
Randgold Resources. These statements are based on management's assumptions and beliefs in light of the information currently available to it. Randgold
Resources cautions you that a number of important risks and uncertainties could cause actual results to differ materially from those discussed in the forward-looking statements, and therefore you should not place undue reliance on them. The potential risks and uncertainties include, among others, risks associated with: fluctuations in the market price of gold, gold production at
Morila, the development of Loulo, estimates of reserves and mine life and liabilities arising from the closure of Syama. Randgold Resources assumes no obligation to update information in this release. For a discussion on such risk factors, refer to the annual report on Form 20/F for the year ended 31 December
2002, which was filed with the Securities Exchange Commission on 27 June 2003.